September 2, 2005

Derek Oil and Gas Corporation is pleased to announce that it has entered into a royalty extension agreement dated July 11, 2005, with three LAK Ranch royalty holders.  Under the original agreement dated November 9, 1999 the royalty holders sold to Derek varying royalty interests over various tracts of land comprising Derek’s LAK Ranch project.  One term of the original agreement was that Derek was to cause to be generated an average production of 600 barrels of oil per day for a continuous six-month period prior to the seventh anniversary date of the agreement (November 9, 2006).  Failure to meet this obligation would result in the royalties acquired being transferred back to three original royalty holders.  The November 9, 2006 deadline has been extended 30 months to April 9, 2009.

In consideration for this extension, the Company has agreed to pay a total of $25,000 US and issue a total of 150,000 common shares to the original royalty holders.

ON BEHALF OF THE BOARD

Barry C.J. Ehrl, President

For further information please contact Investor Relations 1-888-756-0066 or (604)-331-1757

Website: http://www.derekenergy.com/

Corporate E-Mail: info@derekenergy.com

Investor Relations E-Mail: invest@derekenergy.com

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

This document includes forward- looking statements.  Forward-looking statements include, but are not limited to, the continued advancement of Derek Oil and Gas’s LAK Ranch project. When Used in this document, the words “potential”, “plan”, ”could”, ”estimate”, ”estimate”, ”expect”, “intend”, “may”, “should”, and similar expressions are intended to be among the statements that identify forward-looking statements.  Although Derek believes that their expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.  Important factors that could cause actual results to differ from these forward-looking statements include the potential that Derek’s LAK Ranch project will experience technological and mechanical problems, geological conditions in the reservoir may not result in commercial levels of oil and gas production, and other risks disclosed in our Form 20-F filed with the U.S. Securities and Exchange Commission.

Cautionary Note to U.S. Investors:  Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1201, 1111 W. Hastings Street, Vancouver, British Columbia, Canada, V6E2J3.  You can also obtain this Form 20-F from the SEC by calling 1-800-732-0330 or you may find it online at www.sec.gov or at www.sedar.com where it is filed as the Company’s Annual Information Form.